Exhibit 99.2

Annual Report 2014

Novadaq Technologies Inc.

Table of Content

Letter to Shareholders	2

Management’s Discussion & Analysis of Financial Condition and Results of Operations	5

Management’s Responsibility for Financial Reporting and Report on Internal Control over Financial Reporting	30

Independent Auditors’ Reports	31

Consolidated Financial Statements	34

Notes to Consolidated Financial Statements	38

Corporate Information	69

Shareholder Information	70

Dear Shareholders,

NOVADAQ’s steadfast mission has been to provide SPY fluorescence imaging technologies to enable visualization of critical anatomical structures and physiologic function in patients that has never been seen before. Seeing beyond the boundaries of the human eye in real-time, allows healthcare providers to make critical decisions that can change the way procedures are performed and as a result, improve outcomes and reduce healthcare costs. NOVADAQ’s vision for providing the benefit of fluorescence imaging across the continuum of patient care from the point of entry into a hospital or clinic through diagnosis, treatment, recovery and follow-up, has also remained constant. In keeping with that vision, NOVADAQ has developed an ecosystem of fluorescence imaging technologies, with 2014 being the first year that NOVADAQ’s entire ecosystem was commercially available, to allow medical clinic doctors and surgeons performing open, minimally invasive or robotic surgeries to assess blood flow and tissue perfusion when it matters most - during procedures when they can take actions to improve the quality of patient care. Already today, our technology is making a huge difference in the way all kinds of procedures are performed in the clinic and operating room and in most instances the outcomes of those procedures have dramatically improved.

Throughout the year, we continued to execute on strategies that moved NOVADAQ closer to controlling its own destiny including building our own direct sales and marketing organization and support infrastructure. In 2014, our dependency on revenues from our partnered businesses diminished significantly as we continued to build our team. We have built a stable and proficient sales management team whose tenure is now averaging more than 12 months. Their leadership of the more than 80 sales and clinical sales professionals representing NOVADAQ products across the United States (“U.S.”) is resulting in the achievement of our goals. In 2014, approximately 65% of our revenue came from partners and international distributors. In 2015, we expect approximately 80% of our revenue to be generated by our direct sales team, with approximately 20% being made up by partners and international distributors. Since we have experienced much higher growth rates from our directly marketed products, I am very excited to have the substantial majority of our revenue under the control of our team.

Adding to the confidence in our ability to achieve our goals through our direct selling organization is the return of our SPY Elite system to the NOVADAQ directly sold ecosystem of products. The return of SPY Elite fully enables our sales professionals to be more productive while in the operating room because they can focus on both minimally invasive and open surgery products at one point of call. Combined with our PINPOINT Imaging system for minimally invasive surgery, and our LUNA Micro-angiography Imaging system for use in wound healing, SPY Elite increases our effectiveness in selling across the broad continuum of patient care, and allows us to provide clinically relevant imaging solutions for use from the point a patient enters into the hospital or clinic, through to their discharge and follow-up.

We were also delighted in December of 2014 to become the exclusive worldwide distributor of LifeNet Health’s DermACELL tissue products for wound and breast reconstruction surgery. LifeNet Health is one of the world’s largest and most respected leaders in allograft bio-implants and cellular therapies. DermACELL is a human tissue product that is harvested and processed through strongly patent protected methods, which gives the customer the highest level of confidence that the harvested tissue will be well accepted by the recipient. The synergistic call point and clinical value of the combination of the SPY Elite system and the application of a human acellular dermal tissue has been well proven through the market introduction of the combination of the two products into plastic and reconstructive surgery more than four years ago.

NOVADAQ will always be totally committed to driving an increasingly large body of clinical evidence supporting the positive clinical impact of our products either through company sponsored clinical trials or investigator sponsored studies. In 2014, we significantly increased our investment in clinical studies leading to the addition of more than 40 peer reviewed publications to our bibliography, bringing the total number of articles in the medical literature featuring our fluorescence imaging technologies today to more than 130, and the numbers of patient procedures studied to more than 100,000. Every clinical study that results in a publication featuring NOVADAQ products is of importance in driving adoption and standards of care, however two reports were of particular value in 2014.

Final results from the NOVADAQ sponsored, multicenter, Perfusion Assessment in Laparoscopic Left Anterior Resection (PILLAR II) study were published by the Journal of the American College of Surgeons in the fourth quarter of 2014. The study demonstrated an anastomotic leak rate of 1.4% in patients who underwent lower left anterior colorectal resection that included perfusion assessment using PINPOINT imaging. This was significantly lower than the historic rates of 3%-48% reported by Senagore et al, in the literature. In addition, 11 patients (8%) benefited from a change in surgical plan, leading to a 0% anatomic leak rate among those patients. The authors concluded that the clinical results of PILLAR II clearly demonstrate that the use of PINPOINT may decrease the rates of anastomotic leak and thereby improve patient outcomes and lower the cost of care. PILLAR II serves as the foundation for the NOVADAQ sponsored PILLAR III study, which was initiated in the fourth quarter of 2014, with the intent of securing FDA, outcomes based, label claims. PILLAR III is a NOVADAQ sponsored randomized clinical trial comparing the value of the use of fluorescence imaging in complex colorectal surgery and gynecological oncology compared to procedures performed without the use of our products. PILLAR III is a randomized, multi-center trial intended to demonstrate a significant reduction in anastomotic leak rates following lower anterior colon resections using PINPOINT or SPY Elite as an adjunct to standard surgical practice compared to leak rates in procedures not involving fluorescence imaging perfusion assessment.

The Annals of Surgery also published the results of a trial conducted in patients undergoing esophagectomy with a gastric pull up reconstruction conducted at the University of Southern California (“USC”) in 2014. In a study of 150 consecutive patients undergoing esophagectomy with planned gastric pull up reconstruction, authors reported that esophogastric anastomosis leaks were significantly less likely to occur when the anastomosis was placed in an area of good perfusion compared to less robust perfusion as demonstrated by SPY imaging (2% versus 45% <0.0001). The authors concluded that less robust perfusion at the site of the anastomosis was the only significant factor associated with a leak and that the use of SPY fluorescence may contribute to reduced anastomotic morbidity. The results of this study changed the way surgeons at USC and now many of their peers perform esophagectomy and reconstruction. Today, instead of just looking at the anastomosis or making an incision at the transection point traditionally thought to be the best place, these surgeons use SPY technology to assess the quality of tissue perfusion. During the SPY imaging procedure, they identify the most highly perfused area of the esophagus and conduit before making an incision. Again, our vision is being realized to the benefit of critically ill patients who otherwise may suffer from devastating and often deadly complications. In late 2014, NOVADAQ initiated the development of a multi-center trial aimed at generating additional evidence of the value of fluorescence imaging in improving the outcomes of esophagectomy surgery.

NOVADAQ has also initiated the FILM (Fluorescence Imaging in Lymphatic Mapping) multi-center, North American study to assess the effectiveness of PINPOINT and Indocyanine Green (ICG) in identification of lymph nodes in patients with uterine and cervical malignancies who are undergoing lymph node mapping. Based on previous clinical work with PINPOINT performed at MD Anderson, Sloane Kettering Memorial and other cancer centers, it is anticipated that the FILM study will confirm the safety and efficacy of interstitial injection of ICG and PINPOINT fluorescence imaging in sentinel lymph node mapping in patients with gynecological cancers. We believe that FILM may also result in an FDA approved indication for interstitial injection of ICG and a device approval for the PINPOINT system for lymphatic mapping.

We began our charge towards globalization in 2013, and continued to build our distribution network outside of the United States throughout 2014 and now into 2015. Today, as a result of our distribution partnerships, SPY Elite is registered and is beginning to be sold in 6 key markets including China, Korea, Taiwan, Australia, India and the European Union. PINPOINT is also registered and is beginning to be sold in 5 key markets including the European Union, India, Australia and Taiwan. Efforts by our distribution partners to gain regulatory approvals or to register SPY Elite and PINPOINT in other markets, including Japan and countries in South America, are ongoing and although we cannot confirm the exact timing of additional registrations or approvals, recent reports on progress are encouraging.

Innovation is one of the most important factors in establishing NOVADAQ as the market leader in fluorescence imaging. We continue to invest in proprietary new products and enhancements that meet the needs of our customer, which keeps us on the forefront of our markets and protects our first mover advantage. For example, in response to customer feedback, we introduced new 10mm PINPOINT endoscopes that allow for true simultaneous HD white light and PINPOINT fluorescence imaging, making our PINPOINT System ideal for use during an entire laparoscopic procedure and not just for use for when perfusion imaging is required. Protecting such innovations is paramount and as such, I am pleased to report that NOVADAQ’s intellectual property now consists of 56 patent families, representing 89 granted or allowed patents and 102 pending applications.

NOVADAQ’s vision for providing clinically relevant, fluorescence imaging for the visualization of anatomical structures and physiologic assessment of perfusion across the continuum of patient care is growing. Our agenda includes leveraging our first mover advantage to drive the adoption of our clinically relevant ecosystem product offerings, continual innovation, increases in the body of clinical evidence supporting the use of NOVADAQ’s fluorescence imaging through clinical trials and investments in physician and support staff peer to peer educational programs. We will capitalize on the existing SPY Elite install base to pull through the sales of other products in our ecosystem and to broaden and deepen our presence in our hospitals. We will continue to build the strongest sales, clinical and marketing organization in our industry.

I look forward to reporting on our progress throughout the remainder of 2015 and beyond. On behalf of the management team and our Board of Directors, I thank you for your confidence in NOVADAQ.

Sincerely,

Arun Menawat, Ph.D., MBA
Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in in conjunction with the audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVODAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, Firefly™, CO2 Heart Laser™ System, LUNA™ and EasyLDI™ Imaging Systems [“LUNA” and “EasyLDI”], PINPOINT® Endoscopic Fluorescence Imaging System [“PINPOINT”] and DermACELL® tissue product sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT, Firefly, LUNA, EasyLDI and DermACELL procedures, future revenues arising from the sales of the Company’s direct products and third party distributed products, the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the distribution agreements with MAQUET Cardiovascular [“MAQUET”], Mizuho Medical Corporation [“Mizuho”], Kirloskar Technologies Pvt., Ltd. [“Kirloskar”] and LifeNet® Health [“LifeNet”], and future potential alliances, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s products and third party products distributed by NOVADAQ, the success of NOVADAQ’s alliances, the effect of reimbursement codes for procedures involving use of SPY, SPY Elite, LUNA, PINPOINT, Firefly, EasyLDI or DermACELL, and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA, EasyLDI and/or PINPOINT Imaging Systems, or DermACELL tissue products or the CO2 Heart Laser System for Transmyocardial Revascularization [“TMR”]. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. The successful commercialization of any one of NOVADAQ’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavourable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. The

Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2013which is filed on SEDAR at www.sedar.com and on EDGAR. Prospective investors should give careful consideration to such risks and uncertainties. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through February 24, 2015.

COMPANY OVERVIEW

NOVADAQ primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and in other clinical settings where open and minimally invasive surgery, interventional or diagnostic procedures are performed. NOVADAQ is a publicly listed company. Shares are traded in the U.S. on the NASDAQ Stock Exchange (NASDAQ: NVDQ) and in Canada on the Toronto Stock Exchange (TSX: NDQ).

Established in 2000 with a focus on research and development, the Company moved towards commercialization with the launch of its first commercial SPY system, which was intended for use during cardiac surgery. Between 2009 through 2014, the Company expanded its product offerings to enter into additional markets and formed alliances with market leading companies for the broad commercialization of certain NOVADAQ products: SPY Elite, Firefly and the CO2 Heart Laser. In early 2012, NOVADAQ introduced the PINPOINT Endoscopic Fluorescence Imaging System and the LUNA Angiographic System and began building a direct sales and marketing organization for PINPOINT and LUNA. In late 2014, NOVADAQ announced the transfer of all marketing and distribution rights relating to SPY Elite from LifeCell™ Corporation [“LifeCell”] back to NOVADAQ. In addition in late 2014, NOVADAQ became the exclusive worldwide distributor of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery.

NOVADAQ’s SPY Imaging core technology platform provides clinically relevant anatomical and physiological images of blood flow in vessels and micro-vessels without exposing the patient, physician or support staff operating the devices to radiation during a wide variety of complex surgical procedures performed in the operating room and other clinical settings such as outpatient surgery. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and other clinicians such as wound care specialists, and interventional specialists, and the various procedures they perform. SPY images enable clinicians treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess and objectively analyze the quality of blood perfusion in tissues, such as skin and organs.

With over 120 peer-reviewed publications that report experiences using SPY Imaging technologies in open, robotic and endoscopic surgeries, as well as wound care, NOVADAQ can reference and support claims that the use of SPY Imaging enhances procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications and enables assessment of blood flow and tissue perfusion in the context of non-healing wounds which may impact the cost and quality of care by the reduction in complications and or repeat interventions.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during six different open surgery applications.

The LUNA system is FDA 510(k) cleared for use in cardiovascular applications, such as the assessment of blood flow and tissue perfusion in patients suffering from complex wounds typically caused by peripheral vascular disease and who are being treated in the outpatient clinic. The SPY, SPY Elite, and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY

Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. Regulatory activities to seek approval for PINPOINT in Japan are currently ongoing. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, NOVADAQ acquired and now manufactures and markets the U.S. FDA premarket approved [“PMA”] CO2 Heart Laser™ System for TMR. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is exclusively distributed in the U.S. by MAQUET.

NOVADAQ’s intellectual property consists of 55 patent families representing 90 granted or allowed patents and 100 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology, the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

DEVELOPMENTS IN 2014

•	On December 22, 2014, Roger Deck, former Vice-President of Operations, was appointed Chief Financial Officer, with overall responsibility for financial reporting, financial and strategic planning, human resources and investor relations.

•	On December 9, 2014, NOVADAQ signed a multi-year agreement with LifeNet, a world leader in allograft bio-implants and cellular therapies, pursuant to which NOVADAQ became the exclusive worldwide distributor of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery.

•	On December 8, 2014, NOVADAQ announced the grant of United States Patent No. 8,892,190 entitled “Method and Apparatus for Performing Intra-Operative Angiography”, thereby adding to NOVADAQ’s ever-increasing patent portfolio surrounding its SPY fluorescence imaging technology.

•	On October 30, 2014, NOVADAQ announced the transfer of all marketing and distribution rights relating to SPY Elite from LifeCell to NOVADAQ. The transfer was effective November 30, 2014 with LifeCell Corporation providing certain services during a transition period ending December 31, 2014. In connection with the transfer, the original distribution agreements relating to SPY Elite between the parties were terminated. The termination agreement provided for, along with other customary terms, a one-time payment of $4.5 million to LifeCell. NOVADAQ and LifeCell also agreed to settle any and all legal disputes between the parties.

•	On October 21, 2014, NOVADAQ signed an international distribution agreement with Mizuho pursuant to which Mizuho became the exclusive distributor of PINPOINT in Japan.

•	On October 16, 2014, NOVADAQ signed an international distribution agreement with Kirloskar pursuant to which Kirloskar became the exclusive distributor for the Company’s family of fluorescence imaging technologies in India.

•	On October 2, 2014, NOVADAQ announced that final results from the PILLAR™ II study, Perfusion Assessment in Laparoscopic Left Anterior Resection, were published ahead of print online by the Journal of the American College of Surgeons [“JACS”], the official scientific publication of the American College of Surgeons. In addition, results of a trial conducted in patients undergoing esophagectomy with a gastric pull up reconstruction conducted at the University of Southern California, was published ahead of print online by the Annals of Surgery [“Annals”]. PILLAR II was a multi-center, prospective study of patients undergoing left sided colectomy and anterior resection [“LCAR”] during which intra-operative PINPOINT® endoscopic fluorescence imaging was performed. The study evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of LCAR in 139 patients at 11 centers across the U.S. The study demonstrated an anastomotic leak rate of 1.4% in patients who underwent LCAR with PINPOINT imaging. This was significantly lower than the historic rates of up to 12.5% reported in the literature. In addition, 11 patients (8%) benefited from a change in surgical plan, leading to a 0% anatomic leak rate among those patients.

Following up on the PILLAR™ II study, NOVADAQ initiated a randomized, controlled, parallel multi-center study, called PILLAR III, to further evaluate the use of PINPOINT endoscopic fluorescence imaging in lower anterior colon resection. The study is expected to enroll up to 800 patients in 15 to 20 U.S. centers. An interim data analysis is planned upon the enrollment of the 550th patient. PILLAR III’s primary endpoint will be an improvement in postoperative anastomotic leak rate in low anterior resection procedures using PINPOINT imaging as an adjunct to standard surgical practice compared to surgical procedures performed according to standard surgical practice alone. Patient recruitment into PILLAR III began in the fourth quarter of 2014. Michael Stamos, M.D., from the University of California, Irvine is acting as the Principal Investigator. Details of the trial can be viewed at the website www.clinicaltrials.gov.

NOVADAQ also initiated a prospective open label, multi-center study assessing the safety and utility of PINPOINT Fluorescence Imaging in the identification of lymph nodes in patients with uterine and cervical malignancies who are undergoing lymph node mapping called the FILM™ Study. Estimated enrollment will be 150 patients. The primary end point will be identification of the lymph node and the secondary end point will be the safety of the interstitial injection of ICG. Nadeem Abu-Rustum, M.D., from the Memorial Sloan Kettering Cancer Center will serve as Principal Investigator and patient recruitment is expected to begin in the first half of 2015. Details of the study can be viewed at the website www.clinicaltrials.gov.

•	On September 30, 2014, NOVADAQ signed a partnership agreement for multiple LUNA systems with SerenaGroup™, a company that operates wound and hyperbaric centers throughout the United States and a global leader in wound healing research.

•	On May 12, 2014, NOVADAQ completed the acquisition of Aïmago SA [“Aïmago”], a privately held medical imaging company, founded in 2008 as a spin off from Ecole Polytechnique Fédérale de Lausanne (“EPFL”), a Switzerland based academic and research institution. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use. EasyLDI is 510(k) cleared by the FDA and CE Marked for sale in Europe.

•	On April 2, 2014 during the Society of American Gastrointestinal and Endoscopic Surgeons [SAGES] conference in Salt Lake City, UT, NOVADAQ released significant enhancements to its PINPOINT Endoscopic Fluorescence Imaging System. The enhancements included a fourth imaging modality, in addition to the HD White-Light, SPY Fluorescence, and PINPOINT Fluorescence Modes. The latest mode, called SPY CSF [Color-Segmented Fluorescence], enables surgeons to visualize the degree of perfusion in tissue and to easily differentiate anatomical structures through qualitative color mapping. Beyond SPY CSF Mode, enhancements also included a newly designed mobile laparoscopy cart that houses the new dual-tank-capable NOVADAQ 50L High-Flow CO2 Insufflation Unit and other accessories.

SELECTED ANNUAL INFORMATION

The table below summarizes information regarding NOVADAQ’s revenues, loss from operations and other financial information for the years presented and is taken from NOVADAQ’s audited consolidated annual financial statements for each year presented, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board [“IASB”]. It should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31
in $000’s	2014	2013	2012

Revenues
Product sales	40,696	31,020	19,037
Royalty revenue	1,909	1,889	1,850
Partnership fee revenue	3,291	1,300	1,300
Service revenue	704	812	802

Total revenues	46,600	35,021	22,989
Cost of sales	16,058	12,933	8,537

Gross profit	30,542	22,088	14,452
Gross profit percentage	66%	63%	63%
Operating expenses
Selling and distribution expenses	27,684	14,061	4,926
Research and development expenses	10,782	7,974	5,959
Administrative expenses	10,295	7,234	6,573
Write-down of equipment	—	26	—
Write-down of inventory	—	31	58
Termination fee	4,500	—	—

Total operating expenses	53,261	29,326	17,516

Loss from operations	(22,719)	(7,238)	(3,064)
Interest expense	—	(74)	(274)
Imputed interest expense	—	(109)	(433)
Finance income	226	109	61
Warrants revaluation adjustment	(1,836)	(15,015)	(8,558)
Gain on investment	25	25	25

Loss before income taxes	(24,304)	(22,302)	(12,243)

Income tax expense	(50)	—	(101)

Loss and comprehensive loss for the period	(24,354)	(22,302)	(12,344)

Basic loss per share for the period	(0.44)	(0.47)	(0.32)

Diluted loss per share for the period	(0.44)	(0.47)	(0.32)

Balance Sheet Data
in $000’s	As at December 31, 2014	As at December 31, 2013	As at December 31, 2012

Cash and cash equivalents	141,448	182,330	38,954
Working capital	156,870	186,702	39,944
Total assets	197,714	212,375	57,587
Total non-current liabilities	28,056	28,252	21,284
Total liabilities	35,223	37,260	26,917
Shareholders’ equity	162,491	175,115	30,670

RESULTS OF OPERATIONS – 2014 as compared to 2013

Revenues

Revenues increased by 33% to $46,600,000 in 2014 from $35,021,000 in 2013. Product sales increased by $9,676,000, or 31%, despite a decrease in SPY Elite product sales of 15% from $15,141,000 in 2013 to $12,825,000 in 2014. Product sales for all product lines other than SPY Elite increased by 76% from $15,879,000 in 2013 to $27,871,000 in 2014. SPY Elite was distributed by LifeCell until the termination of the distribution agreement on November 30, 2014 and by the Company’s direct sales team for the month of December 2014. Top line customer sales for SPY Elite in the month of December 2014 were approximately equal to the average of top line customer product sales in the months of October and November 2014, however NOVADAQ recognized 100% of such revenues for the month of December 2014. Management had expected capital sales of SPY Elite in the month of December 2014 to be in line with experience in prior years and the Q4 2014 forecast from LifeCell, however the capital sales fell substantially short.

LifeCell recognized total SPY Elite sales of $23,173,000 in 2014, whereas Novadaq recognized $16,117,000 related to such product sales in 2014. Novadaq’s portion of overall revenue was higher than the overall revenue share percentage because of minimum device fees paid by LifeCell to Novadaq, including for devices which did not generate revenue for LifeCell, and because of the amortization of amounts paid to Novadaq for the distribution rights. If Novadaq had recognized 100% of SPY Elite sales, its total revenue would have been $7,056,000 (15%) higher in 2014. Management expects to see a 15% structural increase in revenue in each quarter of 2015 as a result of the termination of the LifeCell agreements.

Management expects revenue growth for PINPOINT and LUNA to slow in the first half of 2015 as sales resources are allocated to re-establish growth in the Plastic and Reconstructive Surgery [“PRS”] market previously controlled by LifeCell. Growth in the PRS market is expected to result from increased focus on driving SPY Elite usage, and through introduction of the DermACELL acellular dermal matrix [“ADM”] products to plastic surgeons. Management believes the results of such efforts will be most pronounced in the second half of 2015. Management also expects growth rates for PINPOINT and LUNA to resume in the second half or 2015, with growth in the wound healing market being supplemented by the introduction of DermACELL ADM products.

As noted above, management believes sales resources will need to be refocused towards the PRS market previously controlled by LifeCell, and the results of such efforts will be recognized primarily in the second half of 2015. As a result, management expects to see only modest growth beyond the 15% structural increase described above (total year over year growth of 25% to 35% in Q1 and Q2), and much more robust growth in the second half of the year (total year over year growth of 40% to 50% in Q3 and Q4).

Estimated SPY procedures based on kits shipped to hospitals were 32,898 in 2014, representing an increase of 44% from 2013.

Royalty revenue for 2014 was consistent with 2013 based on the number of units sold by our partner.

Partnership fee revenue increased by $1,991,000 due to the recognition of the remaining deferred partnership fee revenue, related to the terminated marketing and distribution agreements with LifeCell, in income.

Service revenue decreased by $108,000 as a result of less warranty work performed.

Gross Profit

Gross profit was $30,542,000 in 2014 compared to $22,088,000 in 2013. As a percentage of revenue, gross profit increased by 3% from 63% in 2013 to 66% in 2014. The increase in gross profit was mainly due to PINPOINT and LUNA product sales growth.

Operating Expenses

Selling and distribution expenses of $27,684,000 were $13,623,000 higher than the prior year due to the build-up of our U.S. direct sales and marketing team and increased promotional expenses to support our PINPOINT and LUNA product lines and physician education programs. Included in selling and distribution expenses in Q4-2014 was LifeCell’s commission of approximately $833,000 for December 2014 sales. Prior to the termination of the LifeCell distribution agreement, LifeCell’s portion of revenue under the arrangement was recorded as a reduction to revenue. Management expects selling and distribution expenses to increase in 2015 with the continued build-up of our U.S. direct sales and marketing team to support the return of the marketing and distribution rights of SPY Elite to NOVADAQ and the sale of LifeNet’s DermACELL tissue products.

Research and development expenses of $10,782,000 were $2,808,000 higher than the prior year. Increases in expenses were mainly comprised of salaries and benefits in the amount of $1,284,000 to support expanded operations; product design expenses of $729,000; non-cash stock option expense in the amount of $318,000; and an increase in consulting and patent and trademark expenses of $245,000.

Administration expenses of $10,295,000 were $3,061,000 higher than 2013. Increased expenses were mainly comprised of increased bad debt expense in the amount of $1,823,000 due to specific provisions for doubtful accounts; higher non-cash stock option costs of $582,000 due to new grants at a higher fair value; higher salary and benefit costs of $343,000 due to new hires, salary increases and severance costs; increased professional fees in the amount of $272,000; and higher insurance expenses in the amount of $101,000. This increase was partially offset by a decrease in amortization costs in the amount of $99,000.

Included in operating expenses in 2014, was a one-time termination fee of $4,500,000 paid to LifeCell in connection the transfer of all marketing and distribution rights to the SPY Elite System from LifeCell to NOVADAQ.

The inventory and equipment write-downs of $57,000 in 2013 was related to obsolescence.

Interest Expense

Combined interest expense and non-cash imputed interest expense of $183,000 in 2013 was related to the convertible debt converted in Q1-2013.

Finance Income

Finance income of $226,000 increased by $117,000 due to an increase in the on-hand cash balances resulting from the Q4-2013 equity offering.

Warrants Revaluation Adjustment

Warrant revaluation, a non-cash expense, of $1,836,000 was less than the prior year expense of $15,015,000 because the increase in the Company’s share price experienced in 2014 was less than the increase experienced in 2013. There was also a slight reduction of expenses for warrants exercised in 2014. As at December 31, 2014, the Company’s share price closed at $16.62, an increase from $16.49 as at December 31, 2013, and previously an increase from $8.88 as at December 31, 2012.

Income Tax Expense

Income tax expense was $50,000 compared to nil in 2013.

Net Loss

Net loss was $24,354,000 in 2014 compared to a net loss of $22,302,000 in 2013. The increase of $2,052,000 was a result of an increase in gross profit of $8,454,000 due to increased sales; a decrease in the non-cash warrant revaluation expense adjustment of $13,179,000; a decrease in interest expense and imputed interest expense of $183,000; and an increase in finance income of $117,000. Offsetting these amounts was an increase in operating expenses of $23,935,000, which included the one-time termination fee of $4,500,000 paid to LifeCell, and an increase in income tax expense of $50,000.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ’s revenues, loss from operations and other information for the periods presented, which were prepared in accordance to IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim and annual consolidated financial statements and accompanying notes.

in $000’s	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Revenues
Product sales	9,803	11,111	10,391	9,391	9,643	8,000	7,076	6,299
Royalty revenue	745	489	270	405	616	365	468	441
Partnership fee revenue	2,316	325	325	325	325	325	325	325
Service revenue	158	203	166	177	164	206	229	213

Total revenues	13,022	12,128	11,152	10,298	10,748	8,896	8,098	7,278
Cost of sales	3,897	4,327	4,232	3,602	4,004	3,154	3,043	2,732

Gross profit	9,125	7,801	6,920	6,696	6,744	5,742	5,055	4,546
Gross profit percentage	70%	64%	62%	65%	63%	65%	62%	62%

Operating expenses
Selling and distribution expenses	7,505	6,279	7,192	6,708	4,863	3,337	3,513	2,348
Research and development expenses	3,394	2,802	2,331	2,255	2,282	2,159	2,046	1,487
Administrative expenses	3,935	2,413	1,968	1,979	2,867	1,264	1,742	1,361
Write-down of equipment	—	—	—	—	—	26	—	—
Write-down of inventory	—	—	—	—	—	—	31	—
Termination fee	4,500	—	—	—	—	—	—	—

Total operating expenses	19,334	11,494	11,491	10,942	10,012	6,786	7,332	5,196

Loss from operations	(10,209)	(3,693)	(4,571)	(4,246)	(3,268)	(1,044)	(2,277)	(650)
Finance costs	—	—	—	—	(3)	(3)	(3)	(63)
Imputed interest expense	—	—	—	—	—	—	(2)	(108)
Finance income	48	50	59	69	42	34	18	15
Warrant revaluation adjustment	(7,356)	6,670	10,794	(11,944)	445	(5,881)	(7,473)	(2,106)
Gain on investment	—	—	—	25	—	—	25	—

Income (loss) before income taxes	(17,517)	3,027	6,282	(16,096)	(2,784)	(6,894)	(9,712)	(2,912)

Income tax recovery (expense)	(34)	1	(2)	(15)	68	(23)	(25)	(20)

Net income (loss) and comprehensive income (loss) for the period	(17,551)	3,028	6,280	(16,111)	(2,716)	(6,917)	(9,737)	(2,932)

Basic income (loss) per share for the period	(0.32)	0.05	0.11	(0.29)	(0.05)	(0.14)	(0.21)	(0.07)

Diluted income (loss) per share for the period	(0.32)	(0.06)	(0.08)	(0.29)	(0.05)	(0.14)	(0.21)	(0.07)

RESULTS OF OPERATIONS – Q4, 2014 as compared to Q4, 2013

Revenues

Revenues increased by 21% to $13,022,000 in Q4-2014 from $10,748,000 in Q4-2013. Product sales increased by $160,000, or 2%, despite a decrease in SPY Elite product sales of 41% from $4,203,000 in 2013 to $2,498,000 in 2014. Product sales for all product lines other than SPY Elite increased by 34% from $5,440,000 in 2013 to $7,305,000 in 2014. SPY Elite was distributed by LifeCell until termination of the distribution agreement on November 30, 2014 and by the Company’s direct sales team for the month of December 2014. The decrease in SPY Elite product sales resulted from a repurchase of consumable kit inventory of $731,000 as at November 30, 2014 in connection with the termination. The repurchased inventory, which had been purchased by LifeCell prior to Q4 2014, was accounted for as a reduction of Q4-2014 revenue. In addition, LifeCell reduced its inventory on hand by $620,000 between October 1, 2014 and November 30, 2014 which also impacted the comparison with Q4-2013. The month of December has traditionally been the strongest period for capital sales of SPY Elite systems. Management had expected capital sales of SPY Elite in the month of December 2014 to be in line with experience in prior years and the Q4 2014 forecast from LifeCell, however the capital sales fell substantially short. In Q4-2014 only 2 SPY Elite systems were sold, as compared to 13 in Q4-2013. Top line customer sales for SPY Elite in the month of December 2014 were approximately equal to the average of top line customer product sales in the months of October and November 2014, however NOVADAQ recorded 100% of such revenues for the month of December 2014.

In Q4-2014, an estimated 9,880 SPY procedures were shipped to hospitals and institutions, an increase of 52% over Q4-2014 and an increase of 9% over Q3-2014. Management expects growth of revenues in PINPOINT and LUNA to slow in Q1-2015 as sales resources are allocated to re-establish growth in the PRS market previously controlled by LifeCell. The results of these efforts are expected to be more pronounced in the second half of 2015, as is the resumption of growth rates for PINPOINT and LUNA.

Partnership fee revenue for Q4-2014 was higher by $1,991,000 as compared to Q4-2013, as a result of the recognition of the remaining deferred partnership fee revenue related to the terminated marketing and distribution agreements with LifeCell into income.

Royalty revenue for Q4-2014 increased from Q4-2013 by $129,000 due to more units being sold by our partner.

In comparison to Q3-2014, revenues increased by $894,000 or 7%. Product sales decreased by $1,308,000 mainly due to a reduction in SPY recurring sales in the amount of $1,382,000 resulting from the termination of the marketing and distribution agreements with LifeCell. Partnership fee revenue increased by $1,991,000 due to the recognition of the deferred revenue related to the terminated LifeCell agreements into income. Royalties increased in the amount of $256,000 due to higher unit sales.

Gross Profit

Gross profit was $9,125,000 in Q4-2014 compared to $6,744,000 in Q4-2013. As a percentage of revenue, gross profit increased by 7% from 63% in Q4-2013 to 70% in Q4-2014. The increase in gross profit was mainly due to the increase in partnership fee revenue. In comparison to Q3-2014, gross profit was higher by $1,324,000 due to an increase in partnership fee revenue and higher royalty revenue.

Operating Expenses

Selling and distribution expenses of $7,505,000 for Q4-2014 were $2,642,000 higher than Q4-2013 expenses of $4,863,000 as the Company continued to hire direct sales force personnel and increased promotional spending to support our PINPOINT and LUNA sales program. Included in selling and distribution expenses in Q4-2014 is LifeCell’s commission of approximately $833,000 for December 2014 sales. Prior to the termination of the LifeCell distribution agreement, LifeCell’s portion of revenue under the arrangement was recorded as a reduction to revenue. In comparison to Q3-2014, selling and distribution expenses increased by $1,226,000 as a result of additional direct sales force personnel and the commission recorded for LifeCell.

Research and development expenses of $3,394,000 in Q4-2014 were $1,112,000 higher than Q4-2013 expenses of $2,282,000 due to higher product design expense in the amount of $644,000; higher salaries and benefits in the amount of $366,000 and higher patent trademark expense in the amount of $119,000. In comparison to Q3-2014, research and development expenses were $592,000 higher due to higher product design expenses in the amount of $449,000 and higher patent and trademark expenses in the amount of $218,000.

Administrative expenses of $3,935,000 in Q4-2014 were $1,068,000 higher than Q4-2013 expenses of $2,867,000. The increase mainly related to an increase in bad debt expense of $1,832,000 due to specific provisions for doubtful accounts; an increase in salaries and benefits in the amount of $90,000 and non-cash stock option expense of $83,000 and general increases in other expenses. This was partially offset by lower professional fees of $1,024,000. In comparison to Q3-2014, administrative expenses were higher than the previous quarter by $1,522,000 mainly due to lower professional fees in the amount of $680,000 offset by an increase in bad debt expense of $1,832,000; higher salary and benefits of $154,000; an increase in public company listing fees of $65,000 and higher non-cash stock option expense in the amount of $63,000.

Included in operating expenses in Q4-2014, is a one-time fee of $4,500,000 paid to LifeCell in connection with the transfer of all marketing and distribution rights to the SPY Elite System from LifeCell to NOVADAQ.

Warrants Revaluation Adjustment

The change in the Q4-2014 non-cash warrant revaluation expense of $7,356,000 compared to warrant revaluation income of $445,000 in Q4-2013 was due to a quarterly increase in the Company’s share price. During Q4-2014, the Company’s share price increased by $3.93, compared to a $0.09 share price decrease in Q4-2013. In comparison to Q3-2014 the Company’s share price decreased by $3.80 in Q3-14 which resulted in a non-cash warrant revaluation income of $6,670,000.

Income Tax Recovery (Expense)

Income tax expense was $34,000 compared to a recovery of $68,000 in Q4-2013.

Net Loss

Net loss was $17,551,000 in Q4-2014 compared to a net loss of $2,716,000 in Q4-2013. The increase in net loss of $14,835,000 was a result of an increase in operating expenses of $9,322,000, which included the one-time termination fee of $4,500,000 paid to LifeCell in Q4-2014; an increase in the non-cash warrant revaluation expense of $7,801,000 and an increase in income tax expense of $102,000. Offsetting these amounts was an increase in gross profit of $2,381,000 due to increased capital sales and partnership fee revenue. In comparison to Q3-2014, net loss increased by $20,579,000 from net income of $3,028,000 in Q3-2014. The increase in net loss was a result of an increase in operating expenses of $7,840,000, which included the one-time termination fee of $4,500,000 paid to LifeCell in Q4-2014, and an increase in the non-cash warrant revaluation expense of $14,026,000. Offsetting these amounts was in increase in gross profit of $1,324,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at December 31, 2014 as compared to December 31, 2013:

in 000’s	2014	2013	Change ($)	Change (%)	Changes during the year ended December 31, 2014, include

ASSETS
Current assets

Cash and cash equivalents	141,448	182,330	(40,882)	(22)	See Liquidity and Capital Resources section below.

Accounts receivable	14,336	8,502	5,834	69	An increase in sales in Q4-14 and Q3-14 as compared to the same quarters in 2013.

Prepaid expenses and other assets	1,205	968	238	25	An increase in prepaid insurance and deposit for new facility in British Columbia.

Income taxes recoverable	29	64	(35)	(55)	A reduction mainly due to Alternative Minimum Tax.

Inventories	6,798	3,846	2,952	77	An increase to meet forecasted sales.

	163,816	195,710	(31,893)	(16)

Non-current assets

Property and equipment, net	13,648	13,361	287	2	Net additions to revenue generating fixed assets in 2014 of $5,193 less depreciation of $4,906.

Intangible assets, net	20,250	3,304	16,946	513	An increase due to patents acquired of $9,868 and distribution rights of $7,881 (Liquidity and Capital Resources section) less amortization of $803.

Total Assets	197,714	212,375	(14,660)	(7)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Accounts payable and accrued liabilities	6,178	7,123	(944)	(13)	A decrease mainly due to lower production in Q4-14 compared to Q4-13 as a result of higher production in the first three quarters of 2014.

Provisions	335	187	148	79	An increase in warranty provision due to higher capital sales in 2014 as compared to 2013.

Deferred revenue	404	380	24	6	An increase in extended warranty purchased by customers due to higher capital sales in 2014 as compared to 2013.

Deferred partnership fee revenue	—	1,300	(1,300)	(100)	Deferred partnership fee revenue recognized in income over the term of the agreement, which was terminated in Q4, 2014.

Repayable government assistance	—	18	(18)	(100)	Loan was repaid in Q1-14.

Distribution rights payable	250	—	250	n/m	Fee payable for exclusive world-wide distribution of LifeNet’s DermACELL products.

	7,167	9,008	(1,840)	(20)
Non-current liabilities

Deferred revenue	552	194	358	185	An increase in extended warranty purchased by customers due to higher capital sales in 2014 as compared to 2013.

Deferred partnership fee revenue	—	1,992	(1,992)	(100)	Deferred partnership fee revenue recognized in income due to termination of LifeCell agreement in Q4, 2014.

Distribution rights payable	1,631	—	1,631	n/m	Fee payable for exclusive world-wide distribution of LifeNet’s DermACELL products.

Shareholder warrants	25,873	26,066	(193)	(1)	Exercises of $2,029 less non-cash revaluation expense of $1,836.

Total Liabilities	35,223	37,260	(2,036)	(5)

Total Shareholders’ Equity	162,491	175,115	(12,624)	(7)	Net loss of $22,792, common shares issued to acquire intangible assets of $3,500, stock based compensation of $4,372 and exercise of shareholder warrants and stock options of $2,313 and $1,545, respectively.

Total Liabilities and Shareholders’ Equity	197,714	212,375	(14,660)	(7)

Note – n/m refers to the comparison not being meaningful.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms favorable to the Company, or at all.

Based on the cash on hand in the amount of $141,448,000 as at December 31, 2014, the capacity to borrow funds from its revolver loan (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

For the year ended December 31, 2014, cash used in operating activities was $25,133,000 which included working capital utilization of $11,038,000; cash expenditures (cash burn) before changes in working capital of $12,461,000. Working capital increases continue to be driven primarily by increased receivables and inventories in support of our increased sales.

Investing Activities

For the year ended December 31, 2014, cash used from investment activities was $17,537,000 comprised of the purchase of intangible assets of $12,369,000 and net additions to revenue generating fixed assets of $5,193,000 which were primarily utilized in the placement of assets at hospitals and clinics. The purchase of intangible assets included $6,000,000 paid for the exclusive worldwide distribution of LifeNet’s DermACELL tissue products and $6,630,000 paid for the acquisition of the Aïmago patents. The Company has recorded a liability of $1,881,000 for the remaining amount payable (on a discounted basis) for the DermACELL distribution rights. In addition, the Company issued common shares valued at $3,500,000 in connection with the acquisition of the Aïmago patents.

Financing Activities

For the year ended December 31, 2014, cash provided from financing activities was $1,812,000 which included proceeds from the exercise of stock options of $1,545,000 and proceeds from the exercise of shareholder warrants of $284,000.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception, and as at December 31, 2014, the Company has not utilized this credit facility. As at December 31, 2014, the maximum amount that can be borrowed under the revolver loan was $1,837,000.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in 000’s	0-1 year $	1-5 years $	After 5 years $
Operating leases	667	2,621	3,242
Purchase Obligations (product development)	745	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON, Taunton, MA, Richmond, BC and Burnaby BC. As our existing Richmond BC lease will expire on June 30, 2015, a new 10-year lease has been executed for premises in Burnaby BC, for the period commencing July 1, 2015.

The Company has an outstanding $745,000 purchase order commitment in support of a specific product development activity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the IASB. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. The following is a discussion of the Company’s critical accounting policies:

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partner.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins based on historical and forecasted values;

•	Discount rates reflecting current market assessment of the risks specific to each CGU. The discount rate are estimated based on the average percentage of a weighted average cost of capital for the medical device industry;

•	Price development for the consumables and medical devices, which are based on estimates, are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments; and

•	Market share assumptions, based on the Company’s product applicability in specific fields of medical indications.

Intangible Assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years

Distribution rights	10 years

Patent rights	13-21 years

Shareholder Warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period. A change in the inputs utilized to calculate the fair value such as the Company’s share price, volatility, remaining life and interest rate can have a material impact on the reported loss and comprehensive loss for the period.

In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the

Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

Stock-Based Compensation Plan

Employees of the Company, including senior executives and members of the board of directors [the “Board”], receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock-based compensation transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line. When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited in share capital in shareholders’ equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the stock-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

RELATED PARTY TRANSACTIONS

In March 2013, Fairfax Financial Holdings Limited exercised their right to convert Debentures with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company. A director of the Company is also a director of Fairfax Financial Holdings Limited.

In May 2013, two management members exercised their right to convert Debentures of $71,323 in exchange for 37,961 common shares of the Company.

As at December 31, 2014 and 2013, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Senior Vice President, Marketing, and Vice President, Operations.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014. The Company intends to adopt these amendments in its financial statements for the annual period beginning January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 – Financial Instruments

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance.

On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments were comprised of the following as at December 31, 2014: cash and cash equivalents of $141,448,000; accounts receivable of $14,336,000; accounts payable and accrued liabilities and provisions of $6,513,000; distribution rights payable of $1,881,000; and shareholder warrants of $25,873,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable is subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities and provisions are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. Distribution rights liability is payable over a 10-year term and is carried at amortized cost. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at December 31, 2014, 12,899,782 or 80% [December 31, 2013 - $7,050,417 or 81%] of the total accounts receivable are due from six customers [December 31, 2013- five customers]. As at December 31, 2014, two customers had accounts receivable balances exceeding 10% of total accounts receivable [December 31, 2013 – three customers]. Concentration of these two customers comprised 34% and 19% of total accounts receivable as at December 31, 2014 as compared to 3% and 35%, respectively as at December 31, 2013.

For the year ended December 31, 2014, sales to three customers exceeded 10% of total revenue [2013 – two customers]. Concentration of these three customers comprised 23%, 20% and 12% of total revenue for the year ended December 31, 2014 as compared to 44%, 1% and 18%, respectively for the year ended December 31, 2013.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s AIF for the year ended December 31, 2013, which is filed on SEDAR and EDGAR. There have been no changes during the 12 month period ended December 31, 2014, other than as noted below with respect to NOVADAQ’s direct marketing and distribution of the SPY Elite System and the distribution of DermACELL.

The Company attempts to mitigate these risks through a combination of sound risk-management practices, insurance and systems of internal control. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of the Company’s revenues and results of operations may not be meaningful. It is likely that in one or more future quarters the Company’s results of operations will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s ability to bring these new products to market.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by NOVADAQ. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than NOVADAQ in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on NOVADAQ’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete and future sales and marketing opportunities in other markets obsolete.

Third-Party Intellectual Property Infringement Claims

Patent applications, which may relate or affect the Company’s business, may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents, may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. NOVADAQ could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s products or even lead to prohibition of the development, manufacture or sale of certain products.

Research and Development Risk

A principal component of NOVADAQ’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, NOVADAQ’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, NOVADAQ will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect NOVADAQ’s business and financial condition.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to commercialize SPY Elite, PINPOINT and LUNA for use in wound care, and to distribute DermACell tissue product [together, the “Products”]. Success is also dependent on the ability of NOVADAQ’partners to sell FireFly and the CO Heart Laser. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including the fluorescence agent and DermACELL tissue products, the performance of NOVADAQ’s partners, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in the development phase, in a timely manner. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Company’s Products, or whether unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products that are proven to be more clinically or cost-effective.

2015 Growth May Be Impacted by Sales Transition

In connection with the transfer of the distribution and marketing rights of the SPY Elite System from LifeCell to Novadaq, Novadaq is now responsible for the marketing and distribution of the SPY Elite System. The Company’s ability to achieve sales growth in 2015 will be dependent, in part, on its ability to successfully commercialize the SPY Elite System, along with the rest of the Products. The ability of the Company to continue the successful commercialization of the SPY Elite System will depend on a number of factors, including but not limited to achieving widespread adoption of the product among the targeted surgeons and hospitals, maintaining relationships with surgeons and hospitals that were previously managed by LifeCell and development and maintenance of the Company’s relationships with surgeons and hospitals by the Company’s sales and marketing teams. The successful distribution of SPY Elite System will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of the SPY Elite System during the course of 2015.

Successful Commercialization of DermACELL

In connection with the signing of a multi-year distribution agreement with LifeNet in December 2014, Novadaq is now the exclusive worldwide distributer of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery. The Company’s ability to achieve sales targets in 2015 will be dependent, in part, on its ability to successfully market and distribute DermACELL, along with the Company’s other Products. The ability of the Company to successfully distribute DermACELL tissue products will depend on a number of factors, including but not limited to market penetration and acceptance among the targeted surgeons and hospitals, maintaining accounts and relationships with surgeons and hospitals that were previously managed by LifeNet, the effect of reimbursement codes for procedures involving DermACELL, and the clinical results from the use of DermACELL. The successful distribution of DermACELL will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of DermACELL.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful execution of a placement, rental or capital sales model for the SPY Elite and a capital sales model for PINPOINT and LUNA. The hospitals and clinics that are expected to be the end-users of the SPY Elite and LUNA Imaging System and PINPOINT Endoscopic Imaging System may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales and marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any partnerships in which the Company is, or will become involved.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This process can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

With the acquisition of the PMA for the Onco-Life® system from Xillix and the PMA for the CO2 Laser System from PLC, NOVADAQ is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, NOVADAQ passed a FDA inspection on its Richmond facility and in 2014 the Company passed a successful audit associated with a PMA supplement for the CO2 Heart Laser for TMR. Future successful review by a health authority inspector is not guaranteed however, a negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Patents issued or licensed to the Company, may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings and the cost to the Company of any patent litigation, even if resolved in its favour, could be substantial.

Unpatented trade secrets, technological innovation and confidential know-how are important to NOVADAQ’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, NOVADAQ will need to continue to expand its management and employee base as it continues to support its direct sales team in the commercialization of SPY Elite, LUNA, PINPOINT and DermACELL and its partnership with Intuitive for the supply of Firefly and MAQUET for the sale of the CO2 Heart Laser. The Company’s future financial performance, its ability to support commercialization of the SPY Elite, LUNA, Firefly and PINPOINT Imaging Systems and distribution of DermACELL and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated net inflows and outflows for the year ended December 31, 2014, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities] of $117,449 [2013 - ($186,369)]. The Company’s exposure to foreign currency changes for all other currencies is not material.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated the design and effectiveness of the Company’s disclosure controls and procedures at December 31, 2014 and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effective.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have evaluated the effectiveness of ICFR using the framework established in “Internal Control – Integrated Framework (COSO Framework)” published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO), 2013.

The CEO and CFO have evaluated the design and effectiveness of the Company’s ICFR at December 31, 2014 and based on the evaluation, the CEO and CFO have concluded that the ICFR is effective.

In accordance with the United States Jumpstart Our Business Startup Act [“JOBS Act”] enacted on April 5, 2012, the Company previously qualified as an “emerging growth company” [“EGC”], which entitled the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s ICFR under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and NOVADAQ currently complies with, the requirement of Section 404(a) of the Sarbanes-Oxley Act that management assess its ICFR. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it becomes a “large accelerated filer” as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s common shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the United States. As at June 30, 2014, the Company’s market value of its common shares held by non-affiliates exceeded $700 million. As a result, the Company no longer qualifies as an “emerging growth company” and is subject to the Section 404(b) of the Sarbanes-Oxley Act and requires an independent audit of the Company’s internal controls over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter or year ended December 31, 2014, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Reference is made to our Management’s Report on Internal Control over Financial Reporting in our Annual Report on Form 40-F for 2014. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2014.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 55,872,657 common shares, 3,665,962 stock options, and 1,561,515 shareholder warrants outstanding. The shareholder warrants are exercisable into one common share.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Novadaq Technologies Inc. (the “Company”) and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2014.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Novadaq Technologies Inc.

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc., which comprise the consolidated statement of financial position as at December 31, 2014, the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novadaq Technologies Inc. as at December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Novadaq Technologies Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2015 expressed an unqualified (unmodified) opinion on the effectiveness of Novadaq Technologies Inc.’s internal control over financial reporting.

Comparative Information

The consolidated financial statements of Novadaq Technologies Inc. as at and for the year ended December 31, 2013 were audited by another auditor who expressed an unmodified opinion on those financial statements on February 5, 2014.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 24, 2015

Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders Novadaq Technologies Inc.

We have audited Novadaq Technologies Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Novadaq Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting” in the Annual Report filed on Form 40-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Novadaq Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in internal control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Novadaq Technologies Inc. as at December 31, 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2014, and our report dated February 24, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 24, 2015

Toronto, Canada

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at December 31, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$141,447,544	$182,329,782
Accounts receivable	13	14,335,884	8,502,095
Prepaid expenses and other assets		1,205,250	968,696
Income taxes recoverable	9	29,341	63,735
Inventories	3	6,798,198	3,845,695

		163,816,217	195,710,003
Non-current assets
Property and equipment, net	4	13,647,819	13,360,833
Intangible assets, net	5	20,249,915	3,303,647

Total Assets		$197,713,951	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$6,178,120	$7,123,563
Provisions	8	335,204	187,080
Deferred revenue		403,816	380,325
Deferred partnership fee revenue	10	—	1,300,000
Repayable government assistance	7	—	17,587
Distribution rights payable	5	250,000	—

		7,167,140	9,008,555
Non-current liabilities
Deferred revenue		551,875	193,626
Deferred partnership fee revenue	10	—	1,991,666
Distribution rights payable	5	1,630,819	—
Shareholder warrants	6	25,873,085	26,065,994

Total Liabilities		$35,222,919	$37,259,841

Shareholders’ Equity
Share capital	15	$315,651,455	$307,103,074
Contributed surplus	12	12,134,913	8,953,041
Deficit		(165,295,336)	(140,941,473)

Total Shareholders’ Equity		$162,491,032	$175,114,642

Total Liabilities and Shareholders’ Equity		$197,713,951	$212,374,483

Total number of common shares outstanding	15	55,572,568	54,894,038

Commitments and contingencies	17

These consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2015. They are signed on the Company’s behalf by:

On behalf of the Board:

/s/ Anthony Griffiths, Director	/s/ William Mackinnon, Director

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED

(expressed in U.S. dollars, except per share amounts)

	Notes	December 31, 2014	December 31, 2013

Product sales		$40,696,216	$31,019,451
Royalty revenue		1,908,575	1,889,404
Partnership fee revenue	10	3,291,666	1,300,000
Service revenue		704,036	811,683

Total revenues	18	46,600,493	35,020,538
Cost of sales		16,058,409	12,932,695

Gross profit		30,542,084	22,087,843

Selling and distribution expenses		27,684,361	14,060,861
Research and development expenses		10,781,541	7,974,455
Administrative expenses		10,295,104	7,233,570
Write-down of equipment	4	—	25,488
Write-down of inventory	3	—	31,285
Termination fee	10	4,500,000	—

Total operating expenses		53,261,006	29,325,659

Loss from operations		(22,718,922)	(7,237,816)

Finance costs	11	—	(182,896)
Finance income		225,885	109,089
Warrants revaluation adjustment	6	(1,836,022)	(15,015,472)
Gain on investment		25,000	25,000

Loss before income taxes		($24,304,059)	($22,302,095)
Current income tax expense		(49,804)	—

Net loss and comprehensive loss for the year		($24,353,863)	($22,302,095)

Basic and diluted loss and comprehensive loss per share for the year	16	($0.44)	($0.47)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total

As at December 31, 2013	$307,103,074	$8,953,041	—	($140,941,473)	$175,114,642
Net loss and comprehensive loss for the year	—	—	—	(24,353,863)	(24,353,863)
Common shares issued to acquire intangible assets (note 5)	3,500,000	—	—	—	3,500,000
Exercise of options (note 15)	2,735,174	(1,190,068)	—	—	1,545,106
Exercise of warrants (note 6)	2,313,207	—	—	—	2,313,207
Stock-based compensation (note 12)	—	4,371,940	—	—	4,371,940

As at December 31, 2014	$315,651,455	$12,134,913	—	($165,295,336)	$162,491,032

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total

As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	($118,639,378)	$30,669,762
Net loss and comprehensive loss for the year	—	—	—	(22,302,095)	(22,302,095)
Public offering, net (note 15)	154,318,327	—	—	—	154,318,327
Exercise of convertible debentures	6,280,155	—	(1,454,353)	—	4,825,802
Exercise of options (note 15)	3,960,668	(1,476,115)	—	—	2,484,553
Exercise of warrants (note 6)	2,597,361	(23,052)	—	—	2,574,309
Stock-based compensation (note 12)	—	2,543,984	—	—	2,543,984

As at December 31, 2013	$307,103,074	$8,953,041	—	($140,941,473)	$175,114,642

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2014	December 31, 2013
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year		($24,353,863)	($22,302,095)
Items not affecting cash
Depreciation of property and equipment	4,11	4,906,487	3,368,165
Amortization of intangible assets	5	803,303	335,428
Stock-based compensation	12	4,371,940	2,543,984
Imputed interest on convertible debentures		—	169,056
Warrants revaluation adjustment	6	1,836,022	15,015,472
Write-down of equipment		—	25,488
Write-down of inventory		—	31,285
Gain on investment		(25,000)	(25,000)

		(12,461,111)	(838,217)

Changes in non-cash working capital
Increase in accounts receivable		(5,833,789)	(4,445,141)
Increase in inventories		(2,952,503)	(2,163,403)
Decrease (increase) in income taxes recoverable		34,394	(164,597)
Decrease (increase) in prepaid expenses and other assets		(236,554)	54,421
(Decrease) increase in accounts payable and accrued liabilities and provisions		(773,326)	3,771,419
Decrease in deferred revenue and deferred partnership fee revenue		(1,276,509)	(216,240)

Net change in non-cash working capital balances related to operations		(11,038,287)	(3,163,541)

Decrease in non-current deferred revenue and deferred partnership fee revenue		(1,633,417)	(1,300,000)

Cash used in operating activities		(25,132,815)	(5,301,758)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(6,399,928)	(6,424,498)
Purchase of intangible assets	5	(12,368,753)	(2,517,267)
Disposal of property and equipment	4	1,206,455	387,673
Redemption of long-term investment		25,000	25,000

Cash used in investing activities		(17,537,226)	(8,529,092)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		—	162,544,000
Transaction costs paid relating to issuance of common shares		—	(8,225,673)
Repayable government assistance		(17,587)	(203,507)
Proceeds from exercise of options		1,545,106	2,484,553
Proceeds from exercise of warrants		284,276	621,912

Cash provided by financing activities		1,811,795	157,221,285

Net increase (decrease) in cash and cash equivalents		(40,858,246)	143,390,435
Net foreign exchange difference		(23,992)	(14,834)
Cash and cash equivalents at beginning of year		182,329,782	38,954,181

Cash and cash equivalents at end of year		$141,447,544	$182,329,782

Non-cash investing activities – issuance of common shares valued at $3,500,000 in connection with acquisition of intangible assets (note 5)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange [“TSX”] and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[a]	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, were approved by Novadaq’s Board of Directors and authorized for issue on February 24, 2015.

[b]	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value. All amounts are expressed in United States dollars, unless otherwise noted.

Certain prior period information has been reclassified to conform to the current year’s presentation.

[c]	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its directly owned subsidiaries. The financial statements of the Company’s subsidiaries are fully consolidated from the date the Company obtains control until the date that such control ceases. All intercompany transactions and balances are eliminated on consolidation.

[d]	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

Estimates

Examples of significant estimates and assumptions made by management include:

•	the allowance for doubtful accounts;

•	the allowance for inventory obsolescence;

•	the estimated useful lives of assets; and

•	the recoverability of tangible and intangible assets subject to amortization.

Judgments

Examples of management’s significant judgments, apart from those involving estimation, include:

•	Revenue recognition: Revenue is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. For revenues earned under partnership agreements which are dependent upon the partners’ sales to end customers, the Company receives quarterly reporting from its partners and assesses the quantity and price to the end customer in order to determine the accuracy of certain amounts recorded in revenue.

•	Impairment of non-financial assets: The Company’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

•	Development costs: Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model.

•	Useful lives of key property and equipment and intangible assets: The depreciation method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.

•	Accounts receivable: The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, the Company makes judgments about the borrower’s financial situation and the net realizable value of collateral, if any. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

•	Fair value of financial instruments: Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

•	Stock-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for stock-based compensation requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the risk-free interest rate, expected life of the option, volatility and dividend yield.

•	Shareholder warrants: In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

[e]	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partner.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

[f]	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and short-term investments with original maturity terms of three months or less and are stated at cost, which approximates fair value.

[g]	Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

[h]	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and any impairment losses determined. Cost includes the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary and, where relevant, the present value of all dismantling and removal costs. All repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as an expense when incurred. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

Medical devices	2 to 5 years

Furniture and fixtures	3 years

Computer equipment	2 years

Leasehold improvements	Over the term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

The assets’ useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate. No depreciation is taken on construction in progress until the asset is ready for management’s intended use.

[i]	Intangible assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years

Distribution rights	10 years

Patent rights	13 to 21 years

[j]	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY® Imaging Technology business and the Transmyocardial Revascularization [“TMR”] business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates;

•	Price development for the consumables and medical devices; and

•	Market share assumptions.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

Gross margins - Gross margins are based on historical and forecasted values.

Discount rates - Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Price development for the consumables and medical devices - Estimates are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments.

Market share assumptions - These assumptions are important because management assesses how the CGU’s position, relative to its competitors, might change over the budget period.

[k]	Leased assets

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of loss and comprehensive loss on a straight-line basis over the lease term.

[l]	Financial instruments

Financial instruments have been classified as assets held-for-trading, loans and receivables, financial liabilities at fair value through profit or loss or other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position. Cash and cash equivalents has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in profit or loss. Loans and receivables are carried at amortized cost. The Company’s shareholder warrants are recognized as a financial liability and are remeasured at fair value through profit or loss. Other financial liabilities includes distribution rights payable and is carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity or available-for-sale and none of its financial liabilities are classified as held-for-trading.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit or loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred ‘loss event’] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written-off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to operating expenses in profit or loss.

[m]	Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

[n]	Shareholder warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

[o]	Foreign currency translation

The Company’s functional currency is the U.S. dollar.

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates prevailing at the date of the transaction.

Monetary items are translated at the functional currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

[p]	Loss per share

The computation of basic loss per share is based on the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated in a similar way to basic loss per share except that the weighted average number of common shares outstanding are increased to include additional shares assuming the exercise of stock options, warrants and convertible debenture options, if dilutive.

[q]	Stock-based compensation plan

Employees [including senior executives and Board members] of the Company receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock-based compensation transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited in share capital in shareholders’ equity.

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the stock-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

[r]	Government contributions and grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. When the grant relates to an asset, it is recognized as deferred revenue and released to income in equal amounts over the expected useful life of the related asset.

Government contributions relating to research and development are recorded as a reduction of expenses when the related expenditures are incurred.

Where forgivable loans are provided by governments depending on meeting certain criteria by the Company, the forgivable loan is recorded as other operating income when there is reasonable assurance that the Company will meet the terms for forgiveness of the loan.

[s]	Income taxes

The Company is a taxable entity under the Income Tax Act (Canada). The Company’s tax expense for the period is comprised of current and deferred income taxes. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The Company uses the liability method of accounting for deferred income taxes. Under this method, the Company recognizes deferred income tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and on unused tax losses and tax credit carryforwards. The Company recognizes deferred income tax assets only to the extent that it is probable, based on management’s estimates that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. The Company reviews deferred income taxes at each reporting date and reduces them to the extent it is no longer probable that the Company will realize the related tax benefits.

The tax rates and tax laws used to compute the amount of current and deferred income taxes are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. The Company recognizes the effect of a change in income tax rates in the period of enactment or substantive enactment. Income tax relating to items recognized

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

directly in equity is recognized in equity and not in the consolidated statements of loss and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

[t]	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is recorded in the consolidated statements of loss and comprehensive loss.

Provisions for warranty-related costs for the standard one year manufacturer’s warranty are recognized when the product is sold. Initial recognition is based on historical experience and future expected costs. The initial estimate of warranty-related costs is revised annually. The time value of money is not material.

[u]	New standards, interpretations and amendments not yet adopted by the Company

[a] Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014. The Company intends to adopt these amendments in its financial statements for the annual period beginning January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

[b] Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the ISAB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

[c] IFRS 15 – Revenue from Contracts with Customers

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

[d] IFRS 9 – Financial Instruments

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

3.	INVENTORIES

Inventories by category are as follows:

	December 31, 2014	December 31, 2013
	$	$
Raw materials	5,107,719	3,099,134
Medical devices, software and parts	1,613,517	686,545
TMR kits	76,962	60,016

	6,798,198	3,845,695

During the year ended December 31, 2013, the Company wrote down inventory of $31,285 to its net realizable value.

For the year ended December 31, 2014, $5,682,080 [2013 - $4,175,885] of inventory has been recognized in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

4.	PROPERTY AND EQUIPMENT

	Medical devices $	Furniture and fixtures $	Computer equipment $	Leasehold improvements $	Total $
Cost:
Balance at January 1, 2014	20,658,005	432,187	1,475,962	284,716	22,850,870
Additions	6,184,030	18,604	187,830	9,464	6,399,928
Disposals	(1,928,489)	—	—	—	(1,928,489)

Balance at December 31, 2014	24,913,546	450,791	1,663,792	294,180	27,322,309

Depreciation:
Balance at January 1, 2014	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)
Depreciation	(4,685,340)	(16,945)	(174,629)	(29,573)	(4,906,487)
Disposals	722,034	—	—	—	722,034

Balance at December 31, 2014	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)

Net book value at December 31, 2014	13,355,700	30,999	215,318	45,802	13,647,819

	Medical devices $	Furniture and fixtures $	Computer equipment $	Leasehold improvements $	Total $
Cost:
Balance at January 1, 2013	14,989,715	410,413	1,254,189	236,628	16,890,945
Additions	6,132,863	21,774	221,773	48,088	6,424,498
Disposals	(464,573)	—	—	—	(464,573)

Balance at December 31, 2013	20,658,005	432,187	1,475,962	284,716	22,850,870

Depreciation:
Balance at January 1, 2013	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)
Depreciation	(3,174,794)	(11,866)	(93,070)	(88,435)	(3,368,165)
Write-down	(25,488)	—	—	—	(25,488)
Disposals	76,900	—	—	—	76,900

Balance at December 31, 2013	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)

Net book value at December 31, 2013	13,063,465	29,340	202,117	65,911	13,360,833

As at December 31, 2014, medical devices includes construction-in-progress of $5,033,710 [2013 - $2,689,174], which are not being depreciated. Depreciation will commence when the devices are placed at medical institutions.

For the year ended December 31, 2014, additions included expenditures of $2,582,531 [2013 - $4,245,102] on SPY Elite® systems, LUNA™ systems and Pinpoint systems placed at medical institutions to generate revenue.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

5.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights and distribution rights as summarized below:

	Licenses $	Patent rights $	Distribution rights $	Total $
Cost:
Balance at January 1, 2014	5,913,642	5,052,103	—	10,965,745
Additions	—	9,868,752	7,880,819	17,749,571

Balance at December 31, 2014	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2014	(5,913,642)	(1,748,456)	—	(7,662,098)
Amortization	—	(755,802)	(47,501)	(803,303)

Balance at December 31, 2014	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)

Net book value at December 31, 2014	—	12,416,597	7,833,318	20,249,915

	Licenses $	Patent rights $	Distribution rights $	Total $
Cost:
Balance at January 1, 2013	5,913,642	2,534,836	—	8,448,478
Additions	—	2,517,267	—	2,517,267

Balance at December 31, 2013	5,913,642	5,052,103	—	10,965,745

Amortization:
Balance at January 1, 2013	(5,854,324)	(1,472,346)	—	(7,326,670)
Amortization	(59,318)	(276,110)	—	(335,428)

Balance at December 31, 2013	(5,913,642)	(1,748,456)	—	(7,662,098)

Net book value at December 31, 2013	—	3,303,647	—	3,303,647

On December 9, 2014, Novadaq entered into a multi-year agreement with LifeNet Health®, (“LifeNet”) whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery. The agreement has an initial 10-year term and, subject to certain conditions and Novadaq fulfilling certain sales performance metrics, will automatically renew for successive five-year periods. The total consideration payable for the distribution rights granted under the agreement is $8,500,000 of which $6,000,000 was paid to LifeNet in December 2014. The remaining consideration of $2,500,000 is payable by the Company in equal annual payments of $250,000 over the initial 10-year term of the agreement. The Company has recorded a liability of $1,880,819 for the remaining consideration payable, measured at the present value of future payments, with a corresponding increase to distribution rights. As at December 31, 2014, $250,000 of the distribution rights payable has been recognized in current liabilities on the consolidated statement of financial position. The Company has recorded total additions to distribution rights of $7,880,819 which will be amortized over the initial 10-year term of the agreement.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

On May 12, 2014, Novadaq acquired all outstanding shares of Aïmago SA (“Aïmago”). Aimago is Switzerland based and holds certain patents and patent rights related to medical imaging. Under terms of the agreement, Novadaq paid to Aïmago shareholders, consideration of $10,000,000, which included $6,500,000 in cash, plus $3,500,000 in Novadaq common shares. The Company issued 201,845 common shares from treasury. If certain regulatory and commercial milestones are achieved in the future, Novadaq may also pay contingent consideration totaling an additional $2,400,000 which may be satisfied in cash or in Novadaq common shares at Novadaq’s option. Of the initial consideration of $10,000,000, approximately $357,000 has been allocated to inventory, with the remainder allocated to the patents. As part of the transaction, the Company incurred $225,000 of legal and other incremental costs which have been included as part of the cost of the patents. The Company will record the additional contingent consideration of up to $2,400,000 upon achievement of the specific milestones.

During the year ended December 31, 2013, the Company acquired inventory and patents from Digirad Corporation related to the TRAPPER Surgical Imaging System for consideration of $2,000,000 and up to an additional $1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years. Of the initial consideration, approximately $147,000 was allocated to inventory, with the remainder allocated to the patents. The Company will record the additional $1,000,000 in contingent consideration upon achievement of the specific milestones.

In addition, three other patents were acquired during the year ended December 31, 2013 for $664,853, resulting in total additions of $2,517,267. All patents acquired are considered to have finite useful lives varying from 13 – 21 years and will be amortized using the straight line method.

6.	WARRANTS

	February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	$

December 31, 2012	542,431	3,254,828	1,621,846	9,748,102	13,002,930
Exercised	(148,558)	(1,316,698)	(60,331)	(635,710)	(1,952,408)
Revaluation	—	3,353,734	—	11,661,738	15,015,472

December 31, 2013	393,873	5,291,864	1,561,515	20,774,130	26,065,994

Exercised	(103,784)	(2,028,931)	—	—	(2,028,931)
Revaluation	—	817,992	—	1,018,030	1,836,022

December 31, 2014	290,089	4,080,925	1,561,515	21,792,160	25,873,085

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2013 were valued at U.S. $13.30 per warrant.

As at December 31, 2014, the warrants were revalued at U.S. $13.96 per warrant utilizing the following assumptions: volatility rate of 56%; risk-free interest rate of 1.28%; expected life of 1.23 years; a share price of CDN $19.32; an exercise price of CDN $3.18; and an exchange rate of 0.8620.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2013 at U.S. $13.44 per warrant.

In February 2010, broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. During the year ended December 31, 2013, the remaining broker warrants of 19,210 were exercised [see Note 15].

As at December 31, 2014, the shareholder warrants were revalued at U.S. $14.07 per warrant utilizing the following assumptions: volatility rate of 86%; risk-free interest rate of 0.18%; expected life of 0.14 years; a share price of CDN $19.32; an exercise price of CDN $3.00; and an exchange rate of 0.8620.

7.	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity	December 31, 2014	December 31, 2013
		$	$

Repayable government assistance	31/01/2014	—	17,587

Total interest-bearing loans and borrowings		—	17,587

Repayable Government Assistance

The Company had received contributions totalling CDN $985,050 from the National Research Council of Canada [“NRC”] Industrial Research Assistance Program. The NRC contributed to two separate projects. This contribution was conditionally repayable commencing in 2004 for one project, and commencing in 2005 for the other project. For each project, the Company was obligated to pay the NRC 1% of its gross revenue. The Company’s obligation ceases if 150% of the contribution is repaid within the first three years of the

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

repayment period. During the year ended December 31, 2014, the Company repaid the outstanding principal balance of $17,587.

Convertible Debentures

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures were convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per share, subject to anti-dilution adjustments. The Debentures bore interest at 5% per annum.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment-in-kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures were convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23] per share.

In March 2013, Fairfax Financial Holdings Limited exercised their right to convert Debentures with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the Debentures. In May 2013, two management members exercised their right to convert Debentures of $71,323 in exchange for 37,961 common shares of the Company in accordance with the terms of the Debentures. The Debentures and PIK debentures were fully exercised during the year ended December 31, 2013.

8.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months based on past experience of the level of repairs and returns. It is expected that all of these warranty claims will be incurred in the next financial year. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available for warranty costs.

	December 31, 2014	December 31, 2013
	$	$

Balance at January 1	187,080	85,260
Arising during the year	510,410	411,807
Utilization of accrual	(362,286)	(309,987)

Balance at December 31	335,204	187,080

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

9.	INCOME TAXES

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset the current tax assets and current tax liabilities or deferred tax assets and deferred tax liabilities and they relate to taxes levied by the same tax authority.

The tax benefits of the following unused tax losses and deductible temporary differences have not been recognized in the financial statement due to the unpredictability of future earnings:

	2014	2013
Deductible temporary differences	$	$
Non-capital losses	103,712,000	93,902,000
Investment Tax Credits (“ITC”)	697,000	756,000
Scientific research and experimental development expenses	2,392,000	2,594,000
Accrued warranty and reserves, and accrued inter-company royalty	5,407,000	3,595,000
Share issue costs	5,489,000	8,365,000
Property and equipment and licenses	17,018,000	16,580,000
Net unrecognized deductible temporary differences	(134,715,000)	(125,792,000)

	—	—

A reconciliation between the Company’s statutory and effective tax rates is presented below:

	December 31, 2014	December 31, 2013
	%	%

Statutory rate	26.1	25.3
Permanent differences	(7.3)	(3.3)
Impact of foreign income tax rate differential	0.7	0.1
Revaluation of deferred taxes as a result of enacted tax rate change	—	(0.1)
Unrecognized benefit of current year’s tax loss and other	(19.5)	(22.0)
	(0.2)	—

Effective tax rate	(0.2)	—

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the consolidated financial statements. The total of such expenditures accumulated to December 31, 2014 is approximately $2,392,000 [2013 - $2,594,000].

At December 31, 2014, the Company has $74,223,000 of Canadian non-capital loss carryfowards [2013 - $67,729,000] that will expire from 2015 to 2034, and $24,395,000 of US non-capital losses [2013 - $26,173,000] that will expire from 2027 to 2034. The Company also has $5,083,000 of Swiss non-capital losses that will expire from 2015 to 2021, and German non-capital losses of $11,000 which have an indefinite expiry.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

The Company has unclaimed Canadian scientific research investment tax credits of $697,000 [2013 - $756,000] that will expire from 2020 to 2028.

10.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeNet Health®

On December 9, 2014, Novadaq entered into a multi-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery. The agreement has an initial 10-year term and, subject to certain conditions and Novadaq fulfilling certain sales performance metrics, will automatically renew for successive five-year periods. The total consideration payable for the distribution rights granted under the agreement is $8,500,000 of which $6,000,000 was paid to LifeNet in December 2014. The remaining consideration of $2,500,000 is payable by the Company in equal annual payments of $250,000 over the initial 10-year term of the agreement.

LifeCell™ Corporation

On October 29, 2014, Novadaq and LifeCell™ Corporation [“LifeCell”] entered into an agreement (“termination agreement”) to transfer all marketing and distribution rights to the SPY Elite® System from LifeCell to Novadaq. The transfer was effective November 30, 2014 (the “Effective Date”). LifeCell provided certain services during a transition period from December 1, 2014 to December 31, 2014 for a service fee equal to the approximate revenue share pursuant to the distribution agreements.

In connection with the transfer, on the Effective Date the parties terminated the distribution agreement, signed in September 2010, related to the marketing and distribution of the SPY Elite System in the fields of open plastic reconstructive, gastrointestinal, head and neck, and other surgery. Furthermore, Novadaq and LifeCell terminated the agreements that were signed in November 2011 related to the marketing and distribution of the SPY Elite System in the interventional and vascular fields, with Novadaq having immediate non-exclusive rights to distribute in those fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively.

As at December 31, 2013, the Company’s deferred partnership fee revenues of $3,291,666 represented the deferred partnership fee revenues for both agreements signed in September 2010 and November 2011. As a result of the termination of these agreements, the Company recognized the deferred partnership fee revenues in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2014.

Under the terms of the termination agreement, the Company made a one-time payment of $4,500,000 to LifeCell on the Effective Date which was recorded in the statements of loss and comprehensive loss. Novadaq and LifeCell have also agreed to settle any and all legal disputes between the parties.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

11.	FINANCE COSTS AND OPERATING EXPENSES

[a] Finance costs

	December 31, 2014	December 31, 2013
	$	$

Cash paid interest on repayable government assistance	—	13,840
Imputed interest on convertible debentures	—	169,056

	—	182,896

[b] Depreciation and cost of inventories included in the consolidated statements of loss and comprehensive loss

	December 31, 2014	December 31, 2013
	$	$
Included in cost of sales
Depreciation	2,608,132	2,551,934
Cost of inventories recognized as an expense	5,682,080	4,175,885

Included in administrative expenses
Depreciation	29,999	112,986

Included in selling and distribution expenses
Depreciation	2,162,320	—

Included in research and development expenses
Depreciation	106,036	728,733

[c] Employee and benefits expense

	December 31, 2014	December 31, 2013
	$	$

Wages and salaries	13,958,351	8,833,980
Benefit and bonus expense	2,756,388	2,397,946
Social security costs/benefits	288,464	223,079

[d] Lease payment expense

The Company has recognized $478,411 in lease expense for the year ended December 31, 2014 [2013 - $424,777].

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

12.	STOCK-BASED COMPENSATION PLAN

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the year ended December 31, 2014 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $4,371,940 [2013 - $2,543,984] with a corresponding increase to contributed surplus.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

A summary of the options outstanding as at December 31, 2014 and 2013 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	December 31, 2014		December 31, 2013
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$

Options outstanding, beginning of year	2,710,944	6.72	3,066,295	3.98
Options granted	1,644,420	18.45	786,500	13.83
Options exercised	(372,901)	4.59	(899,695)	2.74
Options cancelled	(19,666)	13.86	(66,655)	2.14
Options forfeited	(270,835)	17.55	(175,501)	12.90

Options outstanding, end of year	3,691,962	11.32	2,710,944	6.72

Options exercisable, end of year	1,722,799	5.34	1,598,577	4.13

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 7, 2014, the Company issued 320,000 options, on May 21, 2014, the Company issued 800,920 options, on August 1, 2014, the Company issued 95,000 options, on November 5, 2014, the Company issued 15,000 options and on December 22, 2014, the Company issued 413,500 options under the Plan to employees. For the year ended December 31, 2014, the Company used the following assumptions to determine the fair value of the options granted:

	February 7, 2014 Grant	May 21, 2014 Grant			August 1, 2014 Grant	November 5, 2014 Grant	December 22, 2014 Grant
	Employees	Employees	Management	Board of Directors	Employees	Board of Directors	Employees
Weighted average volatility rate	46%	46%	75%	75%	46%	75%	48%
Expected dividend yield	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Weighted average expected life (in years)	3.6	3.6	6.3	6.7	3.6	6.7	3.6
Weighted average interest rate	1.37%	1.23%	1.71%	1.77%	1.32%	1.59%	1.14%
Exchange rate	0.9067	0.9147	0.9147	0.9147	0.9158	0.8790	0.8589
Fair Value	$6.17	$5.00	$10.02	$10.23	$4.81	$9.80	$5.99

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

There have been no modifications to the Plan during the periods presented in the consolidated financial statements.

13.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated statements of financial position:

	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	141,447,544	141,447,544	182,329,782	182,329,782
Loans and receivables
Accounts receivable	14,335,884	14,335,884	8,502,095	8,502,095

	155,783,428	155,783,428	190,831,877	190,831,877

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	25,873,085	25,873,085	26,065,994	26,065,994
Repayable government assistance	—	—	17,587	17,587
Distribution rights payable	1,880,819	1,880,819	—	—
Accounts payable and accrued liabilities and provisions	6,513,324	6,513,324	7,310,643	7,310,643

	34,267,228	34,267,228	33,394,224	33,394,224

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable, repayable government assistance, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	The fair value of the distribution rights payable is estimated by discounting the future contractual payments.

•	The fair value of shareholder warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•	Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	December 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	141,447,544	—	—	182,329,782	—	—

Financial liabilities
Shareholder warrants	—	25,873,085	—	—	26,065,994	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c] Management of risks arising from financial instruments

The Company’s principal financial liabilities, other than shareholder warrants, comprise of distribution rights payable and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables and cash and cash equivalents that are derived directly from its operations.

The Company’s activities expose it to a variety of financial risks: market risk [including foreign currency and interest rate risk], credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision. The Company’s domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors. The Audit Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The risks associated with the Company’s financial instruments are as follows:

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are discussed below. Financial instruments affected by market risk include trade accounts receivable and accounts payable.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

Since a significant part of the Company’s purchases are transacted in Canadian dollars, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s Canadian dollar denominated net inflows and outflows for the year ended December 31, 2014, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities] of $117,449 [2013 - ($186,369)]. The Company’s exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have exposure to interest rate risk.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

As at December 31, 2014, $12,899,782 or 80% [December 31, 2013 - $7,050,417 or 81%] of the total accounts receivable are due from six customers [December 31, 2013- five customers]. As at December 31, 2014, two customers had accounts receivable balances exceeding 10% of total accounts receivable [December 31, 2013 – three customers]. Concentration of these two customers comprised 34% and 19% of total accounts receivable as at December 31, 2014 as compared to 3% and 35%, respectively as at December 31, 2013.

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. As at December 31, 2014, the Company has made a provision of $1,860,059 [2013 - $231,084] in respect of accounts which it believes may not be collectible. As at December 31, 2014, the Company’s accounts receivable, before provision, were 84% concentrated in the U.S. and 16% concentrated outside of the U.S. [2013 – U.S. - 73%; outside of U.S. - 27%].

The following table sets forth details of the aging of trade accounts receivable that are not overdue, as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	December 31, 2014	December 31, 2013
	$	$

Total accounts receivable	16,195,943	8,733,179
Less allowance for doubtful accounts	(1,860,059)	(231,084)

Total accounts receivable, net	14,335,884	8,502,095

Of which
Current	12,573,261	7,954,819
31 - 60 days	335,949	474,145
61 - 90 days	1,116,371	54,101
Over 90 days	2,170,362	250,114
Less allowance for doubtful accounts	(1,860,059)	(231,084)

Total accounts receivable, net	14,335,884	8,502,095

The movement in the Company’s allowance for doubtful accounts for the years ended December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
	$	$

Balance, beginning of year	231,084	228,454
Additional provision recognized	1,838,356	15,706
Amounts recovered during the year	(9,381)	(10,000)
Amounts written off during the year	(200,000)	(3,076)

Balance, end of year	1,860,059	231,084

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury, responsible in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by management periodically. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty’s potential failure. The Company’s maximum exposure to

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

credit risk for the components of the consolidated statements of financial position is the carrying amount of cash and cash equivalents and other current financial assets.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources. The Company attempts to meet financial obligations through managing cash from operations and through cash on hand.

The tables below summarize the maturity profile of the Company’s financial liabilities as at December 31, 2014 and 2013 based on contractual undiscounted payments:

December 31, 2014:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$

Distribution rights payable	2,500,000	250,000	500,000	500,000	1,250,000
Accounts payable and accrued liabilities and provisions	6,513,324	6,513,324	—	—	—

Total financial liability payments	9,013,324	6,763,324	500,000	500,000	1,250,000

December 31, 2013:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$

Repayable government assistance	17,587	17,587	—	—	—
Repayable government assistance interest payable	194	194	—	—	—
Accounts payable and accrued liabilities and provisions	7,310,643	7,310,643	—	—	—

Total financial liability payments	7,328,424	7,328,424	—	—	—

[d] Capital management

Management’s objective when managing capital is to ensure the Company has sufficient liquidity to meet all of its commitments and to support the cash requirements for ongoing operations. Management defines capital as shareholders’ equity, short-term and long-term borrowings and cash and cash equivalents. Management manages the Company’s capital structure commitments and maturities and makes adjustments based on general economic conditions, financial markets and operating risks and the Company’s investment and working capital requirements. To maintain or adjust the Company’s capital structure, management may, with

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

approval from the Company’s Board of Directors, issue shares, repurchase shares, issue or repay debt and/or short-term borrowings, or undertake other activities as deemed appropriate under the circumstances. The Board of Directors reviews and approves any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major investments or divestitures, financing transactions and annual capital and operating budgets.

14.	RELATED PARTY DISCLOSURES

In March 2013, Fairfax Financial Holdings Limited exercised their right to convert Debentures with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company. A director of the Company is also a director of Fairfax Financial Holdings Limited.

In May 2013, two management members exercised their right to convert Debentures of $71,323 in exchange for 37,961 common shares of the Company.

As at December 31, 2014 and 2013, the Company has no receivable or payable values with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Senior Vice President, Marketing, and Vice President, Operations.

Compensation of key management personnel of the Company

	December 31, 2014	December 31, 2013
	$	$

Wages and salaries	1,164,553	1,114,629
Benefits and bonus expense	524,212	636,774
Social security costs	12,093	13,235

Total key management compensation	1,700,858	1,764,638

The Company has recognized $1,459,362 [2013 – $1,070,861] in stock-based compensation cost for key management personnel and $321,932 [2013 - $179,164] for its Board of Directors for the year ended December 31, 2014.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

15.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares - unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$

Balance at December 31, 2012	40,226,243	139,946,563
Public offering	10,735,000	154,318,327
Exercise of broker warrants pursuant to private placement	14,099	23,052
Exercise of convertible debt	2,810,112	6,280,155
Exercise of stock options	899,695	3,960,668
Exercise of shareholder warrants	208,889	2,574,309

Balance at December 31, 2013	54,894,038	307,103,074

Common shares issued to acquire intangible assets (note 5)	201,845	3,500,000
Exercise of stock options	372,901	2,735,174
Exercise of shareholder warrants	103,784	2,313,207

Balance at December 31, 2014	55,572,568	315,651,455

On May 1, 2013, the Company announced that it had completed the closing of its public offering of 4,485,000 common shares at a price of $12.90 per share. Gross proceeds from the offering were approximately $57,856,500 resulting in cash proceeds of $54,674,930, net of transaction costs.

On October 29, 2013, the Company announced that it had completed the closing of its public offering of 6,250,000 common shares at a price of $16.75 per share. Gross proceeds from the offering were approximately $104,687,500 resulting in cash proceeds of $99,643,397, net of transaction costs.

16.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all of the dilutive potential ordinary shares into ordinary shares.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	December 31, 2014	December 31, 2013
	$	$
Net loss and comprehensive loss for the year attributable to shareholders for basic and diluted loss per share	24,353,863	22,302,095

Weighted average number of common shares for basic and diluted loss per share	55,254,651	47,058,647

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible notes has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

17.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Richmond, British Columbia, Taunton, Massachusetts, Germany and Switzerland. The total future minimum annual lease payments and proportionate operating expenses for the five locations, are as follows:

$

Within one year	667,278
After one year but not more than five years	2,621,448
More than five years	3,241,889

6,530,616

Distribution Agreement

On December 9, 2014, the Company entered into a 10-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery. Pursuant to the agreement, the Company has an annual minimum volume of products to be purchased from LifeNet over the term of the agreement.

Loan agreement

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at December 31, 2014, the Company has not utilized the credit facility. The Company is in compliance with the financial covenants and reporting requirements at

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S dollars except as otherwise indicated)

December 31, 2014. As at December 31, 2014, the maximum amount that can be borrowing under the revolver loan was $1,837,000.

18.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	December 31, 2014	December 31, 2013
	$	$

United States	40,740,038	30,304,666
Outside United States	5,860,455	4,715,872

Total	46,600,493	35,020,538

For the year ended December 31, 2014, sales to three customers exceeded 10% of total revenue [2013 – two customers]. Concentration of these three customers comprised 23%, 20% and 12% of total revenue for the year ended December 31, 2014 as compared to 44%, 1% and 18%, respectively for the year ended December 31, 2013.

Property and equipment, net is as follows

	December 31, 2014	December 31, 2013
	$	$

Canada	5,753,490	5,161,713
United States	7,894,329	8,199,120

Total	13,647,819	13,360,833

Intangible assets are domiciled as follows

	December 31, 2014	December 31, 2013
	$	$
Canada	2,990,899	3,303,647
Outside Canada	17,259,016	—

Total	20,249,915	3,303,647

Corporate Information

DIRECTORS	OFFICERS

Arun Menawat Ph.D., MBA	Arun Menawat Ph.D., MBA
President and Chief Executive Officer	President and Chief Executive Officer

G. Steven Burrill[1]*	Roger Deck
CEO, Burrill & Company	Chief Financial Officer

Aaron Davidson, MBA[2], [3]*	Rick Mangat Ph.D
Managing Director, H I G Ventures	Sr. Vice President & General Manager

Anthony F. Griffiths**[1], [3]	Lori Swalm
Chairman, Director	Vice President, Marketing

Harold O. Koch, Jr., BSc[1], [2]
Corporate Director

William A. Mackinnon, FCA[2]*, [3]
Corporate Director

Patrice Merrin
Corporate Director

Thomas Wellner
President and CEO, Revera Inc.

Robert S. White
Corporate Director

1 Governance Committee	CORPORATE OFFICE
2 Audit Committee	Novadaq Technologies Inc.
3 Compensation Committee	5090 Explorer Drive, Suite 202
Mississauga, Ontario L4W 4TW
* Denotes Committee Chair
** Denotes Chairman of the Board
T 905.629.3822
T 1.855.NOVADAQ (668.2327)
F 905.247.0656

www.novadaq.com

Shareholder Information

AUDITORS	MARKETS
KPMG LLP	The Company’s common shares are listed on the Toronto
4100 Yonge Street, Suite 200	Stock Exchange (“TSX”) under the symbol “NDQ” and
Toronto Ontario	Nasdaq (“NASDAQ”) under the symbol “NVDQ”.
M2P2H3

ANNUAL MEETING
Novadaq will hold its Annual Meeting on May 13, 2015

LEGAL COUNSEL	at 9:30 a.m.
Stikeman Elliott LLP	Stikeman Elliott LLP
5300 Commerce Court West	5300 Commerce Court West
199 Bay Street	199 Bay Street
Toronto, Ontario	Toronto, Ontario
M5L 1B9	M5L 1B9

ON THE INTERNET
Interested investors may browse Novadaq’s corporate website at ww.novadaq.com to obtain regularly updated information including press releases, webcasts, share trading data, regulatory filings and financial statements.

TRANSFER AGENT
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1

INVESTOR RELATIONS
Please direct inquiries and shareholder requests to:	TRADEMARKS
Roger Deck Chief Financial Officer Office: 905-629-3822, ext. 206 Fax: 905-247-0656 email: rdeck@novadaq com	NOVADAQ®, SPY®, PINPOINT®, VICTORIA® and SPY PAQ® and are trademarks of Novadaq Technologies Inc.